Baker & McKenzie LLP

452 Fifth Avenue
New York, New York 10018, USA

Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakermckenzie.com

Steven G. Canner

Tel: +1 212 626 4884

Steven.Canner@bakermckenzie.com

February 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Jones and Ms. Erin Purnell

Re:	Aurora Acquisition Corp.
Registration Statement on Form S-1
Initially Filed February 12, 2021; Amendment No. 1 Filed February 24, 2021
CIK No. 0001835856

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Aurora Acquisition Corp. (the “Registrant”), in response to comments of the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on February 12, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated February 23, 2021 to Arnaud Massenet, Chief Executive Officer of the Registrant (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. In addition, we attach a copy of Amendment No. 1 to the Registration Statement, revised and marked to reflect our responses to the Staff’s comments set forth in the Comment Letter (the “Updated Registration Statement”).

Registration Statement on Form S-1 filed February 12, 2021

Signatures, page S-1

1.	We note your response to prior comment 6. Please revise the signature page to include the name of the registrant below the first paragraph of text. Also, revise the signature page to include the signature of your authorized representative in the United States.

Response to Comment No. 1. The Registrant has revised the Updated Registration Statement in response to the Staff’s comment. Please see pages S-1 and S-2 of the Updated Registration Statement.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me.

Sincerely,

/s/ Steven Canner

Steven Canner

cc: Arnaud Massenet, Chief Executive Officer, Aurora Acquisition Corp.